Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Ryerson Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783754104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 783754104	Schedule 13G	Page 1 of 15

1	Names of Reporting Persons Platinum Equity, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,924,478
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,924,478

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,924,478
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 43.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 783754104	Schedule 13G	Page 2 of 15

1	Names of Reporting Persons Platinum Equity Investment Holdings, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,924,478
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,924,478

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,924,478
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 43.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 783754104	Schedule 13G	Page 3 of 15

1	Names of Reporting Persons Platinum Equity Investment Holdings IC (Cayman), LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,924,478
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,924,478

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,924,478
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 43.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 783754104	Schedule 13G	Page 4 of 15

1	Names of Reporting Persons Platinum Equity InvestCo, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,924,478
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,924,478

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,924,478
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 43.0%
12	Type of Reporting Person PN

CUSIP No. 783754104	Schedule 13G	Page 5 of 15

1	Names of Reporting Persons Platinum Equity Investment Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,924,478
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,924,478

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,924,478
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 43.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 783754104	Schedule 13G	Page 6 of 15

1	Names of Reporting Persons Platinum Equity Partners II, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,924,478
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,924,478

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,924,478
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 43.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 783754104	Schedule 13G	Page 7 of 15

1	Names of Reporting Persons RYPS, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,924,478
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,924,478

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,924,478
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 43.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 783754104	Schedule 13G	Page 8 of 15

1	Names of Reporting Persons Tom Gores
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,924,478
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,924,478

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,924,478
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 43.0%
12	Type of Reporting Person IN

CUSIP No. 783754104	Schedule 13G	Page 9 of 15

ITEM 1.	(a)	Name of Issuer:

Ryerson Holding Corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

227 W. Monroe St., 27th Floor, Chicago, IL 60606

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Platinum Equity, LLC

Platinum Equity Investment Holdings, LLC

Platinum Equity Investment Holdings IC (Cayman), LLC

Platinum Equity InvestCo, L.P.

Platinum Equity Investment Holdings II, LLC

Platinum Equity Partners II, LLC

RYPS, LLC

Tom Gores

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 360 North Crescent Drive, Beverly Hills, CA 90210.

(c)	Citizenship of each Reporting Person is:

Platinum Equity InvestCo, L.P. is organized under the laws of the Cayman Islands. Tom Gores is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

CUSIP No. 783754104	Schedule 13G	Page 10 of 15

(e)	CUSIP Number:

783754104

ITEM	3.

Not applicable.

CUSIP No. 783754104	Schedule 13G	Page 11 of 15

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2022, based upon 37,012,876 shares of Common Stock outstanding as of October 31, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Platinum Equity, LLC	15,924,478	43.0%	0	15,924,478	0	15,924,478
Platinum Equity Investment Holdings, LLC	15,924,478	43.0%	0	15,924,478	0	15,924,478
Platinum Equity Investment Holdings IC (Cayman), LLC	15,924,478	43.0%	0	15,924,478	0	15,924,478
Platinum Equity InvestCo, L.P.	15,924,478	43.0%	0	15,924,478	0	15,924,478
Platinum Equity Investment Holdings II, LLC	15,924,478	43.0%	0	15,924,478	0	15,924,478
Platinum Equity Partners II, LLC	15,924,478	43.0%	0	15,924,478	0	15,924,478
RYPS, LLC	15,924,478	43.0%	0	15,924,478	0	15,924,478
Tom Gores	15,924,478	43.0%	0	15,924,478	0	15,924,478

RYPS, LLC is the record holder of the securities reported herein.

Tom Gores is the manager of Platinum Equity, LLC, which is the sole member of Platinum Equity Investment Holdings, LLC, which is the sole member of Platinum Equity Investment Holdings IC (Cayman), LLC which is the general partner of Platinum Equity InvestCo, L.P., which is the sole member of Platinum Equity Investment Holdings II, LLC, which is the senior managing member of Platinum Equity Partners II, LLC, which is the general partner of members controlling a majority of the membership interest of RYPS, LLC. By virtue of these relationships, each of these entities and Mr. Gores may be deemed to share beneficial ownership of the securities held of record by RYPS, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 783754104	Schedule 13G	Page 12 of 15

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 783754104	Schedule 13G	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023

Platinum Equity, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Platinum Equity Investment Holdings, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

Platinum Equity Investment Holdings IC (Cayman), LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Platinum Equity InvestCo, L.P.
By: Platinum Equity Investment Holdings IC (Cayman), LLC, its general partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Platinum Equity Investment Holdings II, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

Platinum Equity Partners II, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

CUSIP No. 783754104	Schedule 13G	Page 14 of 15

RYPS, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Tom Gores

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Attorney-in-Fact

CUSIP No. 783754104	Schedule 13G	Page 15 of 15

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney (previously filed).

99	Joint Filing Agreement.

Exhibit 99

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 9, 2023.

Platinum Equity, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Platinum Equity Investment Holdings, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

Platinum Equity Investment Holdings IC (Cayman), LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Platinum Equity InvestCo, L.P.
By: Platinum Equity Investment Holdings IC (Cayman), LLC, its general partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Platinum Equity Investment Holdings II, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

Platinum Equity Partners II, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

RYPS, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Tom Gores

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Attorney-in-Fact